CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Granted Global Exclusive Recruitment Rights for Southpointe Academy

March 2, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) is pleased to announce that it has entered into an agreement with Southpointe Academy (“Southpointe”), a top 5 ranked K to 12 school in British Columbia, to act as Southpointe’s exclusive global recruitment partner.  Under the terms of the agreement, CIBT has been granted the exclusive rights to recruit international and expatriate students in Canada to Southpointe Academy.  In addition, CIBT and Southpointe have agreed to co-develop academic preparation programs to be launched by CIBT overseas, designed to enable potential grade 10 to 12 applicants to better prepare for the vigorous programs and the pre-entrance exam at Southpointe.  The agreement further specifies that CIBT will earn all tuition revenues associated with the academic preparation programs as well as a portion of the tuition fees for each student CIBT recruits for Southpointe.

Toby Chu, Vice Chairman, President and CEO of CIBT Education Group commented, “We are pleased to cooperate with Southpointe Academy as part of our global expansion strategy to export Canadian education to overseas countries, while attracting international students to study in Canada.  This strategic alliance with Southpointe will deepen our product offerings, allowing CIBT to greatly enhance the utilization of our global recruitment network which now includes a presence in 42 countries.  It will attract international students to study in Canada and provide a vertical expansion to add primary and high school sectors into our business initiatives."

Graham Baldwin, CEO and Headmaster of Southpointe Academy remarked, ‘Southpointe Academy is pleased to develop a global presence through co-operation with the CIBT Education Group and to work with them to ensure that enrolled international students are well-prepared for their transition to Southpointe Academy, carefully nurtured while in the school, and highly successful in their studies.’

About Southpointe Academy:

Founded in 2000, Southpointe Academy is a kindergarten to grade 12 school located in a Delta, British Columbia, a suburb of Vancouver.  The school was created with the vision of being a place of happy excellence, a leader in learning, and an inspiration to educators.  Southpointe has since been recognized for their excellence by the Fraser Institute, an independent non-profit Canadian research firm, by achieving the 5th best academic ranking among 288 other high schools in British Columbia. The school offers the International Baccalaureate Primary Years Program and Advanced Placement in the Graduation Years Program. The school’s graduates currently study at leading North American universities including Harvard, Duke, Toronto, McGill, Queens, and the University of BC.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statement in this news release that the strategic alliance between CIBT and Southpointe Academy is expected to enhance the utilization of CIBT’s global recruitment network and attract international students to study in Canada, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the Southpointe program outside of British Columbia; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.